SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 31 January 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

31 January 2014

BT GROUP PLC

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2013

BT Group plc (BT.L) today announced its results for the third quarter and nine months to 31 December 2013.

		Third quarter to 31 December 2013		Nine months to 31 December 2013
		£m	Change1	£m	Change1
Revenue2		4,599	2%	13,539	0%
Underlying revenue excluding transit			2.4%		0.3%
EBITDA2		1,537	0%	4,411	(2)%
Profit before tax	- adjusted2	722	8%	1,926	5%
	- reported	617	6%	1,565	(7)%
Earnings per share	- adjusted2	7.3p	12%	19.1p	6%
	- reported	6.3p	11%	18.5p	4%
Normalised free cash flow3		554	£(253)m	1,104	£105m
Net debt				7,640	£(500)m

Gavin Patterson, Chief Executive, commenting on the third quarter results, said:

"This is an encouraging set of results, with profit before tax up 8%, earnings per share up 12% and growth in revenue.

"Our strategic investments are delivering. It was another record quarter for fibre take-up and there are now more than 18 million premises with access to our fibre. That number will grow further as the BDUK programme progresses.

"Fibre helps SMEs to compete and underpins our TV plans. Our direct BT Sport customer base passed 2.5 million in the quarter and helped to support 6% revenue growth in our Consumer business. We achieved some particularly strong audience figures in December and the exclusive rights to the UEFA Champions League and UEFA Europa League that we have won will further strengthen the appeal of our proposition.

"Outside the UK our businesses in the high-growth regions of the world again delivered double-digit revenue growth.

"The momentum on our cost transformation has enabled us to raise our EBITDA outlook for the year. It is important that we keep up the progress we are making across the group whilst continuing to focus on improving the service we provide to our customers."

Financial highlights for the third quarter:
·	Underlying revenue excluding transit up 2.4% compared with a decline of 3.2% in the prior year
·	EBITDA2 flat at £1,537m, with cost transformation offsetting the investment in BT Sport
·	Earnings per share2 up 12%
·	2013/14 EBITDA2 now expected to be at the upper end of the £6.0bn-£6.1bn range

1 Restated, see Note 1 to the condensed consolidated financial statements
2 Before specific items
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

GROUP RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2013

Third quarter to 31 December				Nine months to 31 December
2013		20121	Change	2013	20121	Change
£m		£m	%	£m	£m	%
Revenue
- adjusted2	4,599	4,527	2	13,539	13,524	0
- reported (See Note below)	4,599	4,376	5	13,539	13,288	2
- underlying excluding transit			2.4			0.3
EBITDA
- adjusted2	1,537	1,539	0	4,411	4,479	(2)
- reported (See Note below)	1,491	1,475	1	4,229	4,278	(1)
Operating profit
- adjusted2	867	833	4	2,367	2,328	2
- reported	821	769	7	2,185	2,127	3
Profit before tax
- adjusted2	722	666	8	1,926	1,832	5
- reported	617	583	6	1,565	1,676	(7)
Earnings per share
- adjusted2	7.3p	6.5p	12	19.1p	18.1p	6
- reported	6.3p	5.7p	11	18.5p	17.8p	4
Capital expenditure	581	572	2	1,772	1,790	(1)
Normalised free cash flow3	554	807	(31)	1,104	999	11
Net debt				7,640	8,140	(6)

Note: In the third quarter and nine months to 31 December 2012, reported revenue and EBITDA included a specific item charge of £151m and £36m, respectively, relating to Ofcom's determinations on historic Ethernet pricing.

Line of business results2

	Revenue			EBITDA			Free cash flow3
Third quarter to	2013	20121	Change	2013	20121	Change	2013	20121	Change
31 December	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,794	1,748	3	263	215	22	78	140	(44)
BT Retail	1,875	1,810	4	460	500	(8)	352	471	(25)
BT Wholesale	589	645	(9)	146	153	(5)	30	115	(74)
Openreach	1,274	1,286	(1)	660	662	0	452	448	1
Other and intra-group items	(933)	(962)	3	8	9	(11)	(358)	(367)	2
Total	4,599	4,527	2	1,537	1,539	0	554	807	(31)

1 Restated, see Note 1 to the condensed consolidated financial statements
2 Before specific items which are defined below
3 Before specific items, purchases of telecommunication licences, pension deficit payments and the cash tax benefit of pension deficit payments

Notes:
a)
The commentary focuses on the trading results on an adjusted basis being before specific items. Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

b)
Underlying revenue, underlying costs and underlying EBITDA are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                       Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9:00am today and a simultaneous webcast will be available at www.btplc.com/results

The fourth quarter and full year results for 2013/14 are expected to be announced on Thursday 8 May 2014.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. BT Retail is in the process of dividing into two separate lines of business, BT Consumer and BT Business.

In the year ended 31 March 2013, BT Group's reported revenue was £18,103m1 with reported profit before taxation of £2,315m1.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

1 Restated, see Note 1 to the condensed consolidated financial statements

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http://www.rns-pdf.londonstockexchange.com/rns/9414Y_-2014-1-30.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 31 January 2014